Mail Stop 6010

January 24, 2008

William R. De Jonge
President
North American Insurance Leaders, Inc.
885 Third Avenue, 31st Floor,
New York, New York 10022

> **Re:** **North American Insurance Leaders, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 16, 2008**
> **File No. 1-32837**

Dear Mr. De Jonge:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engagement of Keefe, Bruyette & Woods, page 65
Comparable Transactions Analysis, page 67

1. We note that in response to our prior comment 5, you disclosed that the comparable transactions included only selected recent transactions where information was generally available involving insurance brokers and other insurance service companies. Please expand your disclosure to clarify what you mean by "where information was generally available."

<u>Financial Forecasts Provided to Financial Advisors, page 76</u>

2. We note your response to our prior comment 2 and reissue that comment in part. Please revise page 77 to describe the projections more specifically. For example, what were the assumptions made about the competitive environment, availability of insurance carrier partners, etc. Additionally, the assumptions described appear to be related to revenues and revenue growth and it does not appear that you have disclosed the assumptions on which your EBITDA projections were based. Please revise your disclosure to describe the assumptions on which your EBITDA projections were based.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ibolya Ignat at (202) 551- 3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Lori Anne Czepiel
Rex Adebanjo
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019